Filed Pursuant to Rule 433 Registration Statement No. 333-275898

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement

Subject to Completion:
Dated January 22, 2024

Pricing Supplement Dated January __, 2024 to the Product Prospectus Supplement, the Prospectus Supplement and the Prospectus, Each Dated December 20, 2023
$ Buffered Notes Linked to the Lesser Performing of Three Equity Securities, Due January 23, 2026 Royal Bank of Canada

Royal Bank of Canada is offering Buffered Notes (the “Notes”) linked to the lesser performing of three equity securities (each, a “Reference Stock,” and collectively, the “Reference Stocks”). The Notes are our senior unsecured obligations, will pay a monthly coupon at the interest rate specified below, and will have the terms described in the documents set forth above, as supplemented or modified by this terms supplement.
Reference Stocks	Initial Stock Prices	Buffer Prices*
Advanced Micro Devices, Inc. (“AMD”)	$174.23	$139.38, which is 80% of its Initial Stock Price
Roku, Inc. (“ROKU”)	$87.07	$69.66, which is 80% of its Initial Stock Price
Tesla, Inc. (“TSLA”)	$212.19	$169.75, which is 80% of its Initial Stock Price
* Rounded to two decimal places
The Notes do not guarantee any return of principal at maturity. All payments on the Notes are subject to our credit risk.
Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page P-8 of this terms supplement, “Risk Factors” beginning on page PS-3 of the product prospectus supplement and on page S-3 of the prospectus supplement, each dated December 20, 2023.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
Issuer:	Royal Bank of Canada	Stock Exchange Listing:	None
Trade Date:	January 22, 2024	Principal Amount:	$1,000 per Note
Issue Date:	January 25, 2024	Maturity Date:	January 23, 2026
Initial Stock Price:	For each Reference Stock, its closing price on the January 19, 2024 (the “Strike Date”), as set forth in the table above.	Final Stock Price:	For each Reference Stock, its closing price on the Valuation Date.
Coupon Payments:	The Coupon Payments will be paid in equal monthly payments, at the rate of 17.00% per annum.
Payment at Maturity (if held to maturity):
We will pay you at maturity an amount based on the Final Stock Price of the Lesser Performing Reference Stock:
For each $1,000 in principal amount, $1,000 plus the final Coupon Payment, unless the Final Stock Price of any Reference Stock is less than its Buffer Price.
If the Final Stock Price of any Reference Stock is less than its Buffer Price, then the investor will receive at maturity, for each $1,000 in principal amount, in addition to the final Coupon Payment, a cash payment equal to:
$1,000 + [($1,000 x (Percentage Change of the Lesser Performing Reference Stock + 20%)]
Investors could lose a substantial portion of the principal amount at maturity if the Final Stock Price of any Reference Stock is less than its Buffer Price.

Lesser Performing Reference Stock:	The Reference Stock with the lowest Percentage Change.
CUSIP:	78017FDH3

	Per Note	Total
Price to public(1)	100.00%
Underwriting discounts and commissions(1)	0.40%
Proceeds to Royal Bank of Canada	99.60%
(1) We or one of our affiliates may pay varying selling concessions of up to $4.00 per $1,000 in principal amount of the Notes in connection with the distribution of the Notes to other registered broker-dealers. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions. The public offering price for investors purchasing the Notes in these accounts may be between $996 and $1,000 per $1,000 in principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
The initial estimated value of the Notes as of the Trade Date is expected to be between $910 and $960 per $1,000 in principal amount, and will be less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Trade Date. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.

RBC Capital Markets, LLC

Buffered Notes Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
General:	This terms supplement relates to an offering of Buffered Notes (the “Notes”) linked to the lesser performing of the equity securities set forth below.
Reference Stocks:	The common stock of Advanced Micro Devices, Inc. (“AMD”), the Class A common stock of Roku, Inc. (“ROKU”) and the common stock of Tesla, Inc. (“TSLA”).
Issuer:	Royal Bank of Canada (the “Bank”)
Strike Date:	January 19, 2024
Trade Date:	January 22, 2024
Issue Date:	January 25, 2024
Valuation Date:	January 20, 2026
Maturity Date:	January 23, 2026
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.
Coupon Rate:	17.00% per annum. The Coupon Payments will be paid in equal monthly installments of approximately $14.167 per $1,000 of the principal amount on the applicable Coupon Payment Date.
Record Dates:
The record date for each Coupon Payment Date will be one business day prior to that scheduled Coupon Payment Date; provided, however, that the Coupon Payment at maturity will be payable to the person to whom the payment at maturity is payable.

Coupon Payment Dates:	Monthly, as follows (subject to postponement as set forth in the product supplement):
February 23, 2024
March 22, 2024
April 24, 2024
May 23, 2024
June 25, 2024
July 24, 2024
August 22, 2024
September 24, 2024
October 24, 2024
November 22, 2024
December 24, 2024
January 24, 2025
February 24, 2025
March 24, 2025
April 24, 2025
May 22, 2025
June 25, 2025

P-2	RBC Capital Markets, LLC

Buffered Notes Royal Bank of Canada
July 24, 2025
August 22, 2025
September 24, 2025
October 23, 2025
November 24, 2025
December 24, 2025
January 23, 2026 (the Maturity Date)
Percentage Change:	With respect to each Reference Stock: Final Stock Price – Initial Stock Price Initial Stock Price
Lesser Performing Reference Stock:	The Reference Stock which has the lowest Percentage Change.
Initial Stock Price:	For each Reference Stock, its closing price on the Strike Date, as set forth on the cover page of this document.
Buffer Price:	For each Reference Stock, 80% of its Initial Stock Price, as set forth on the cover page of this document.
Final Stock Price:	For each Reference Stock, its closing price on the Valuation Date.
Payment at Maturity (if the Notes are held to maturity):
We will pay you at maturity an amount based on the Final Stock Price of the Lesser Performing Reference Stock:
•      If the Final Stock Price of the Lesser Performing Reference Stock is greater than or equal to its Buffer Price, we will pay you a cash payment equal to the principal amount plus the Coupon Payment otherwise due on the Maturity Date.
•      If the Final Stock Price of the Lesser Performing Reference Stock is less than its Buffer Price, you will receive at maturity, for each $1,000 in principal amount, in addition to the Coupon Payment due at maturity, a cash payment equal to:

1,000 + [($1,000 x (Percentage Change of the Lesser Performing Reference Stock + Buffer Percentage))
The amount of cash that you receive will be less than your principal amount, if anything, resulting in a loss that is proportionate to the decline of the Lesser Performing Reference Stock from the Strike Date to the Valuation Date. Investors in the Notes could lose a substantial portion of their principal amount at maturity if the Final Stock Price of the Lesser Performing Reference Stock is less than its Buffer Price.

Buffer Percentage:	20%
Stock Settlement:	Not applicable. Payments on the Notes will be made solely in cash.
Monitoring Period:	The Valuation Date. The closing prices of the Reference Stocks between the Strike Date and the Valuation Date will not impact the Payment at Maturity.
Monitoring Method:	Close of Trading Day
Early Redemption:	The Notes are not subject to early redemption at our option, or to an automatic redemption, prior to maturity.
Market Disruption Events:
The occurrence of a market disruption event (or a non-trading day) as to any of the Reference Stocks will result in the postponement of the Valuation Date as to that Reference Stock, as described in the product prospectus supplement, but not to a non-affected Reference Stock.

P-3	RBC Capital Markets, LLC

Buffered Notes Royal Bank of Canada
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you and (ii) a put option with respect to the Reference Stocks written by you and purchased by us.
However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the section below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion (including the opinion of our special U.S. tax counsel, Ashurst LLP) in the product prospectus supplement dated December 20, 2023 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, may maintain a secondary market in the Notes after the issue date. The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount.

Listing:	None. The Notes will not be listed on any securities exchange.
Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated December 20, 2023).
Terms Incorporated in the Master Note:
All of the terms appearing on the cover page and above the item captioned “Secondary Market” in this section and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this terms supplement.

The Trade Date, issue date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

P-4	RBC Capital Markets, LLC

Buffered Notes Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement and the product prospectus supplement, each dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and in the product prospectus supplement, each dated December 20, 2023, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm
Prospectus Supplement dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm
Product Prospectus Supplement FI-BARR-1 dated December 20, 2023:
https://www.sec.gov/Archives/edgar/data/1000275/000114036123058556/ef20016921_424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.

P-5	RBC Capital Markets, LLC

Buffered Notes Royal Bank of Canada
HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY
The examples set forth below are provided for illustration purposes only. The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of any Reference Stock. The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the Final Stock Price of each Reference Stock relative to its Initial Stock Price. We cannot predict the actual performance of each Reference Stock.
The table below illustrates the Payment at Maturity of the Notes (including the final Coupon Payment) for a hypothetical range of performance for the Lesser Performing Reference Stock, assuming an Initial Stock Price of $100.00, a Buffer Price of $80.00 and an initial investment of $1,000. For this purpose, we have assumed that there will be no market disruption events. Hypothetical Final Stock Prices of the Lesser Performing Reference Stock are shown in the first column on the left. The second column shows the Percentage Change for the Lesser Performing Reference Stock. The third column shows the sum of the Payment at Maturity and the final Coupon Payment, as a percentage of the principal amount. The last column shows the sum of the hypothetical Payment at Maturity and the final Coupon Payment per $1,000 in principal amount of the Notes. The amounts in the table have been rounded for ease of analysis.
We make no representation or warranty as to which of the Reference Stocks will be the Lesser Performing Reference Stock for purposes of calculating the payment, if any, we will deliver or pay on the Maturity Date.
Hypothetical Final Stock Price of the Lesser Performing Reference Stock	Percentage Change	Payment at Maturity as Percentage of Principal Amount	Hypothetical Payment at Maturity
$140.00	40.00%	101.4167%	$1,014.167
$130.00	30.00%	101.4167%	$1,014.167
$120.00	20.00%	101.4167%	$1,014.167
$110.00	10.00%	101.4167%	$1,014.167
$100.00	0.00%	101.4167%	$1,014.167
$90.00	-10.00%	101.4167%	$1,014.167
$80.00	-20.00%	101.4167%	$1,014.167
$70.00	-30.00%	91.4167%	$914.167
$60.00	-40.00%	81.4167%	$814.167
$50.00	-50.00%	71.4167%	$714.167
$40.00	-60.00%	61.4167%	$614.167
$30.00	-70.00%	51.4167%	$514.167
$20.00	-80.00%	41.4167%	$414.167
$10.00	-90.00%	31.4167%	$314.167
$0.00	-100.00%	21.4167%	$214.167

P-6	RBC Capital Markets, LLC

Buffered Notes Royal Bank of Canada
Hypothetical Examples of Amounts Payable at Maturity
The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated. In addition to the hypothetical payment at maturity, an investor would have received the periodic Coupon Payments over the term of the Notes.
Example 1: The price of the Lesser Performing Reference Stock increases by 40% from the Initial Stock Price of $100.00 to a Final Stock Price of $140.00. Because the Final Stock Price of the Lesser Performing Reference Stock is greater than its Buffer Price, the investor receives at maturity, in addition to the final Coupon Payment, a cash payment of $1,000 per Note, despite the 40% appreciation in the price of the Lesser Performing Reference Stock.
Example 2: The price of the Lesser Performing Reference Stock decreases by 10% from the Initial Stock Price of $100.00 to a Final Stock Price of $90.00. Because the Final Stock Price of the Lesser Performing Reference Stock is greater than its Buffer Price, the investor receives at maturity, in addition to the final Coupon Payment, a cash payment of $1,000 per Note, despite the 10% decline in the price of the Lesser Performing Reference Stock.
Example 3: The price of the Lesser Performing Reference Stock decreases by 50% from the Initial Stock Price of $100.00 to a Final Stock Price of $50.00, which is less than its Buffer Price. Because the Final Stock Price of the Lesser Performing Reference Stock is less than its Buffer Price, in addition to the final Coupon Payment, we will pay $700.00 for each $1,000 in principal amount of the Notes, calculated as follows:
Principal Amount + [Principal Amount x (Percentage Change of the Lesser Performing Reference Stock + Buffer Percentage)]
= $1,000 + [($1,000 x (-50.00% + 20.00%)] = $1,000 – $300.00 = $700.00
* * *
The Payments at Maturity shown above are entirely hypothetical; they are based on prices of the Reference Stocks that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in any Reference Stock.

P-7	RBC Capital Markets, LLC

Buffered Notes Royal Bank of Canada
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Stocks. These risks are explained in more detail in the section “Risk Factors” in the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
Risks Relating to the Terms and Structure of the Notes
•
You May Receive Less Than the Principal Amount at Maturity — Investors in the Notes could lose a substantial portion of their principal amount if there is a decline in the closing price of the Lesser Performing Reference Stock between the Strike Date and the Valuation Date. You will lose 1% of the principal amount of the Notes for each 1% that the Final Stock Price is less than the Initial Stock Price by more than 20%.

•
The Payments on the Notes Are Limited to the Coupon Payments — The return potential of the Notes is limited to the pre-specified Coupon Rate, regardless of the appreciation of the Reference Stocks. If the Final Stock Price of the Lesser Performing Reference Stock on the Valuation Date is less than its Buffer Price, you will be subject to the full downside performance of the Lesser Performing Reference Stock beyond its Buffer Price, even though your potential return is limited to the Coupon Rate. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Stocks.

•
The Amount Payable at Maturity Will Be Determined Solely by Reference to the Lesser Performing Reference Stock, Even if the Other Reference Stocks Perform Better — If any of the Reference Stocks have a Final Stock Price that is less than its Buffer Price, your return will be linked to the Lesser Performing Reference Stock. Even if the Final Stock Price of the other Reference Stocks has increased compared to their respective Initial Stock Price, or has experienced a decrease that is less than that of the Lesser Performing Reference Stock, your return will only be determined by reference to the performance of the Lesser Performing Reference Stock, regardless of the performance of the other Reference Stocks.

•
Your Payment on the Notes Will Be Determined by Reference to Each Reference Stock Individually, Not to a Basket, and the Payment at Maturity Will Be Based on the Performance of the Lesser Performing Reference Stock — The Payment at Maturity will be determined only by reference to the performance of the Lesser Performing Reference Stock, regardless of the performance of the other Reference Stocks. The Notes are not linked to a weighted basket, in which the risk may be mitigated and diversified among each of the basket components. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. As a result, the depreciation of one basket component could be mitigated by the appreciation of the other basket components, as scaled by the weighting of those basket components. However, in the case of the Notes, the individual performance of each of the Reference Stocks would not be combined, and the depreciation of one Reference Stock would not be mitigated by any appreciation of the other Reference Stocks. Instead, your return will depend solely on the Final Stock Price of the Lesser Performing Reference Stock.

•
Your Return on the Notes May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you purchased one of our conventional senior interest bearing debt securities.

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities. As a result, your receipt of each Coupon Payment and the amount due on any relevant payment date is dependent upon our ability to repay our obligations on the applicable payment dates. This will be the case even if the prices of the Reference Stocks increase after the Strike Date. No assurance can be given as to what our financial condition will be at any time during the term of the Notes.

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Buffered Notes Royal Bank of Canada
•
The Tax Treatment of the Notes Is Uncertain — The U.S. federal income tax treatment of an investment in the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of an investment in the Notes, and the IRS or a court may not agree with the tax treatment described in this document.

Risks Relating to the Secondary Market for the Notes
•
There May Not Be an Active Trading Market for the Notes-Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any of our other affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

Risks Relating to the Initial Estimated Value of the Notes
•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public — The initial estimated value that will be set forth on the cover page of the final pricing supplement for the Notes will not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the prices of the Reference Stocks, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount or the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined by RBCCM for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary price will be less than if the internal funding rate was used. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes Set Forth on the Cover Page of the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set — The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate will be based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you

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Buffered Notes Royal Bank of Canada
sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
Risks Relating to Conflicts of Interest and Our Trading Activities
•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Notes or the Reference Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Stocks, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the Reference Stocks (the “Reference Stock Issuers”), including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Stocks. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the prices of the Reference Stocks, and, therefore, the market value of the Notes.

•
You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Stocks — In the ordinary course of their business, our affiliates may have expressed views on expected movements in the Reference Stocks, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to any Reference Stock may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Stocks from multiple sources, and you should not rely solely on views expressed by our affiliates.

Risks Relating to the Reference Stocks
•
Owning the Notes Is Not the Same as Owning the Reference Stocks — The return on your Notes is unlikely to reflect the return you would realize if you actually owned shares of any of the Reference Stocks. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on these securities during the term of your Notes. As an owner of the Notes, you will not have voting rights or any other rights that holders of these securities may have. Furthermore, the Reference Stocks may appreciate substantially during the term of the Notes, while your potential return will be limited to the applicable Coupon Payments.

•
The Payments on the Notes Are Subject to Postponement due to Market Disruption Events and Adjustments — The payment at maturity, each Coupon Payment Date and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

P-10	RBC Capital Markets, LLC

Buffered Notes Royal Bank of Canada
INFORMATION REGARDING THE REFERENCE STOCK ISSUERS
The Reference Stocks are registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information filed with the SEC can be obtained through the SEC’s website at www.sec.gov. In addition, information regarding the Reference Stocks may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the Reference Stock Issuers is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Reference Stock Issuers with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Stocks should not be taken as an indication of their future performance, and no assurance can be given as to the market prices of each Reference Stock at any time during the term of the Notes. We cannot give you assurance that the performance of the Reference Stocks will result in a positive return on the Notes.
Advanced Micro Devices, Inc. (“AMD”)
Advanced Micro Devices, Inc. produces semiconductor products and devices. The company offers products such as microprocessors, embedded microprocessors, chipsets, graphics, video and multimedia products. The company also provides assembling, testing and packaging services.
The company’s common stock is listed on the Nasdaq Global Select Market under the ticker symbol “AMD.”
Roku, Inc. (“ROKU”)
Roku, Inc. designs and manufactures consumer electronic products. The company offers wireless enabled devices that stream audio and video content from the internet to home entertainment systems.
The company’s Class A common stock is listed on the Nasdaq Global Select Market under the ticker symbol “ROKU.”
Tesla, Inc. (“TSLA”)
Tesla, Inc. designs, develops, manufactures, sells and leases electric vehicles and energy generation and storage systems, and offers services related to its products.
The company’s common stock is listed on the Nasdaq Global Select Market under the ticker symbol “TSLA.”

P-11	RBC Capital Markets, LLC

Buffered Notes Royal Bank of Canada
HISTORICAL INFORMATION
The graphs below set forth the information relating to the historical performance of the Reference Stocks. We obtained the information in the graphs below from Bloomberg Financial Markets, without independent investigation.
Advanced Micro Devices, Inc. (“AMD”)
The graph below illustrates the performance of this Reference Stock from January 1, 2014 to January 19, 2024.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-12	RBC Capital Markets, LLC

Buffered Notes Royal Bank of Canada
Roku, Inc. (“ROKU”)
The graph below illustrates the performance of this Reference Stock from September 28, 2017 (the date that it began trading) to January 19, 2024.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-13	RBC Capital Markets, LLC

Buffered Notes Royal Bank of Canada
Tesla, Inc. (“TSLA”)
The graph below illustrates the performance of this Reference Stock from January 1, 2014 to January 19, 2024.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-14	RBC Capital Markets, LLC

Buffered Notes Royal Bank of Canada
SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated December 20, 2023 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” (including the opinion of our special U.S. tax counsel, Ashurst LLP), which applies to the Notes.
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Notes as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you (the “Debt Portion”) and (ii) a put option with respect to the Reference Stocks written by you and purchased by us (the “Put Option”). With respect to the Coupon Payments you receive, [•]% of each [•]% Coupon Payment will be treated as an interest payment, and [•]% of each [•]% Coupon Payment will be treated as payment for the Put Option for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the IRS could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference, directly or indirectly, an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of a Reference Stock or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

P-15	RBC Capital Markets, LLC

Buffered Notes Royal Bank of Canada
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about January 25, 2024, which is the third (3rd) business day following the Trade Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus dated December 20, 2023. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated December 20, 2023.
We expect to deliver the Notes on a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
In the initial offering of the Notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of the underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this terms supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

P-16	RBC Capital Markets, LLC

Buffered Notes Royal Bank of Canada
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Stocks. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value that will be set forth on the cover page of the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stocks, and the tenor of the Notes. The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you. The initial offering price of the Notes also reflects the underwriting discount and our estimated hedging costs. These factors result in the initial estimated value for the Notes on the Trade Date being less than their public offering price. See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-17	RBC Capital Markets, LLC